UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: July 3, 2007                         /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

July 3, 2007                                   TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


      CENTRASIA ANNOUNCES APPOINTMENT OF ANDRE AGAPOV TO THE ADVISORY BOARD

               OLEG KIM APPOINTED TO VICE PRESIDENT OF OPERATIONS

VANCOUVER, B.C., JULY 3, 2007 - Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that Andre Agapov is joining Centrasia's Advisory Board. Mr. Agapov is currently the CEO and founder of Rusoro Mining (RML-TSXV) and has been involved with Rusoro since 2002. Before founding Rusoro, he held a number of positions in the corporate finance and securities industry. Mr. Agapov began his financial career as a broker at Business Management International, a Moscow based raw materials and commodities trading firm. Between 1993 and 1995, he was General Manager of Olbi International, at the time the largest Russian trading house/financial institution based in New York. Subsequently, from 1996 to 2002, Mr. Agapov was a Partner at MFC Securities, a financial services company based in London, England. He obtained a degree in Aeronautical Engineering and Economics from the Aviation Institute, Moscow in 1990. Mr. Agapov has significant political and business relationships in Russia.

Also, effective immediately, Mr. Oleg Kim will assume the responsibilities of Vice President of Operations for Centrasia. Mr. Kim is a Kyrgyz national with graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University in Canada. From 1985 to 1992, Oleg worked for a number of State Geology organizations in Kyrgyzstan and subsequently Kyrgyzaltyn and the Kyrgyz State Gold Mining holding company. In 1993, Mr. Kim joined Cameco Corporation ("Cameco") and was instrumental in the exploration and development of the Kumtor Gold Deposit, currently owned and operated by Centerra Gold in Kyrgyzstan. Mr. Kim soon became chief exploration geologist at Kumtor and was responsible for Cameco's Central Asian exploration program. Over his career, Mr. Kim has been credited with five deposit discoveries in Central Asia. Most recently, Oleg has played a senior role in developing Aurum Mining Plc's, Andash Copper Gold Deposit, which is projected to be under budget and on schedule for production by 2008. In addition to his directorships of Andash Mining Company and Marsa Gold Company, Oleg is currently a director of Centrasia and General Director of the Bulakashu Mining Company, Centrasia's wholly owned subsidiary in the Kyrgyz Republic.

Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.